UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MECHEL OAO

(Name of Issuer)

Common Shares, Par Value 10 Russian rubles per share

(Title of Class of Securities)

RU000A0DKXV5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons Igor V. Zyuzin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 205,384

	6.	Shared Voting Power 289,581,088

	7.	Sole Dispositive Power 205,384

	8.	Shared Dispositive Power 191,556,467

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,786,472

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 69.61%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons Calridge Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 133,001,655

	6.	Shared Voting Power 156,579,433

	7.	Sole Dispositive Power 111,381,789

	8.	Shared Dispositive Power 80,174,678

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,581,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 69.57%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons Dalewave Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,500,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.61%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons Bellasis Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 64,192,604

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 38,317,532

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,192,604

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.42%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons Riezer Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,063,820

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 25,063,820

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,063,820

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.02%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons Arrowswift Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,823,009

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 16,793,326

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,823,009

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.57%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Names of Reporting Persons MetHol OOO

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 64,192,604

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 38,317,532

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,192,604

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.42%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Mechel OAO
(b)	Address of Issuer’s Principal Executive Offices 1 Krasnoarmeyskaya St. Moscow 125993 Russian Federation

Item 2.
(a)	Name of Person Filing Igor V. Zyuzin Calridge Limited Dalewave Limited Bellasis Holdings Limited Riezer Investments Limited Arrowswift Limited MetHol OOO
(b)	Address of Principal Business Office or, if none, Residence Igor V. Zyuzin 1 Krasnoarmeyskaya St. Moscow, 125993 Russia

Calridge Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Dalewave Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Bellasis Holdings Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Riezer Investments Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

Arrowswift Limited

3 Themistokli Dervi

Julia House

PC 1066, Nicosia

Republic of Cyprus

MetHol OOO 1st Schipkovsky per., d. 3 Moscow 113 093 Russia

	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Shares, par value 10 Russian rubles per share
	(e)	CUSIP Number RU000A0DKXV5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2007, Mr. Igor V. Zyuzin was the record owner of 205,384 common shares of Mechel OAO (“Shares”), Calridge Limited was the record owner of 91,356,603 Shares, Dalewave Limited was the record owner of 27,500,000 Shares, Bellasis Holdings Limited was the record owner of 64,192,604 Shares, Arrowswift Limited was the record owner of 39,823,009 Shares and Riezer Investments Limited was the record owner of 25,063,820 Shares.

Calridge Limited also beneficially owns 41,645,052 Shares in the form of Global Depositary Shares (“GDSs”), as explained below.

Mr. Zyuzin owns all of the outstanding equity interest of Calridge Limited and MetHol OOO, and in such capacity beneficially owns all Shares beneficially owned by Calridge Limited and MetHol OOO.

Calridge Limited owns all of the outstanding equity interest of Dalewave Limited, Riezer Investments Limited and Arrowswift Limited, and in such capacity beneficially owns all Shares held of record by Dalewave Limited, Riezer Investments Limited and Arrowswift Limited. Calridge Limited owns 10% of the outstanding equity interest of Bellasis Holdings Limited, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis Holdings Limited.

MetHol OOO owns 90% of the outstanding equity interest in Bellasis Holdings Limited, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis Holdings Limited.

Mr. Zyuzin directly or indirectly owns all of the equity interests of MetHol OOO, Calridge Limited, Dalewave Limited, Bellasis Holdings Limited, Arrowswift Limited and Riezer Investments Limited, and consequently, such reporting persons may be deemed to be a group with respect to their holdings of Shares.

In connection with certain financings, Bellasis Holdings Limited has pledged 25,875,072 Shares to the lender, Arrowsmith Limited has pledged 23,029,683 Shares to the lender and Dalewave Limited has pledged 27,500,000 Shares to the lender.  These companies have the right to vote these Shares and these shares are included in the beneficial ownership shown herein.

Calridge Limited’s beneficial ownership of 41,645,052 Shares in the form of GDSs includes the following:  (i) 9,736,419 Shares in the form of GDSs that have been transferred to the lender in connection with a financing, (ii) 25,615,437 Shares in the form of GDSs and ADSs held by Claridge Limited (of which 5,590,251 Shares in the form of GDSs are pledged in connection with the Notes (as defined below)), and (iii) 6,293,196 Shares in the form of GDSs that have been transferred to UBS AG, London Branch pursuant to certain security arrangments related to the Notes. Calridge has the right to vote these GDSs.

In March 2006, certain Mandatory Exchangeable Notes due 2009 (the “Notes”) in the principal amount of $150,000,000 were issued by Claridge Limited and UBS AG, Jersey Branch.  The Notes can be exchanged into 20,454,546 Shares in the form of GDSs, subject to certain adjustments.  The terms of the Notes permit noteholders to voluntarily exchange the Notes into GDSs and the issuer can mandatorily exchange the Notes into GDSs.  At maturity, the Notes are mandatorily exchanged into GDSs.  The issuer has a cash alternative election in each case.  At the time of the issuance of the Notes, Claridge Limited pledged 20,454,545 Shares in the form of GDSs to UBS AG, London Branch and transferred these GDSs to UBS AG, London Branch pursuant to certain security arrangements.  As of December 31, 2007, of these GDSs, Claridge Limited does not have voting or dispositive power with respect to 8,571,096 Shares in the form of GDSs and therefore these Shares are not included in the beneficial ownership shown herein.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4 above.

Item 8.	Identification and Classification of Members of the Group
Mr. Zyuzin directly or indirectly owns all of the equity interests of MetHol OOO, Calridge Limited, Dalewave Limited, Bellasis Holdings Limited, Arrowswift

Limited and Riezer Investments Limited, and consequently, such reporting persons may be deemed to be a group with respect to their holdings of Shares.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008
IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By:	/s/ Stella Raouna

Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Tatyana Ifutina
General Director

DALEWAVE LIMITED

By:	/s/ Soterakis Koupepides

Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Stella Raouna

Director

RIEZER INVESTMENTS LIMITED

By:	/s/ Stella Raouna

Director

ARROWSWIFT LIMITED

By:	/s/ Soterakis Koupepides

Director

EXHIBIT INDEX

Exhibit A -             Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13G (including any and all amendments thereto) with respect to the Common Shares of Mechel OAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement this 8th day of February, 2008.

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By:	/s/ Stella Raouna

Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Tatyana Ifutina
General Director

DALEWAVE LIMITED

By:	/s/ Soterakis Koupepides

Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Stella Raouna

Director

RIEZER INVESTMENTS LIMITED

By:	/s/ Stella Raouna

Director

ARROWSWIFT LIMITED

By:	/s/ Soterakis Koupepides

Director